EXHIBIT 99.1
Titan America Closes Acquisition of Keystone Cement Company

Acquisition Expands Geographic Reach and Strengthens Long-Term
Strategic Positioning in the Mid-Atlantic Region

Norfolk, Virginia, May 1, 2026 – Titan America SA (NYSE: TTAM), a leading fully-integrated producer and supplier of building materials, services, and solutions in the construction industry operating along the U.S. East Coast, completed the acquisition of Keystone Cement Holdings, Inc. and Keystone Cement Company LLC (together, “Keystone Cement” or “Keystone”), a Pennsylvania-based cement manufacturer and aggregates producer. As previously communicated, Keystone adds 990,000 short tons per year of current clinker production capacity and substantial mineral assets expected to support more than 50 years of cement production and commercial aggregates opportunities.

Bill Zarkalis, President and Chief Executive Officer of Titan America, said, “We are pleased to welcome the more than 125 Keystone team members to the Titan America family. Keystone adds to our domestic cement production capacity at an attractive valuation relative to scarce high-cost greenfield and brownfield investment alternatives. The investment aligns perfectly with our long-term growth strategy and expands Titan America’s presence in attractive geographies that benefit from high demand for performance construction materials and solutions, while strengthening the Company’s position in important markets in our Mid-Atlantic segment.”

About Titan America SA

Titan America is a leading vertically integrated producer of cement and building materials in the high-growth economic mega-regions of the U.S. East Coast, with operations and leading market positions across Florida, the Mid-Atlantic, and Metro New York/New Jersey. Titan America’s family of company brands includes Essex Cement, Roanoke Cement, Keystone Cement, Titan Florida, Titan Virginia Ready-Mix, S&W Ready-Mix, Powhatan Ready Mix, Titan Mid-Atlantic Aggregates, and Separation Technologies. Titan America’s operations include cement plants, construction aggregates and sand mines, ready-mix concrete plants, concrete block plants, fly ash production facilities, marine import and rail terminals, and distribution hubs.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements are statements regarding or based upon our management’s current intentions, beliefs or expectations relating to, among other things, Titan America’s future results of operations, financial condition, liquidity, prospects, growth, production capacity, strategies, developments in the industry in which we operate. In some cases, you can identify forward-looking statements by terminology such as “believe,” “anticipate,” “continue,” “could,” “expect,” “goal,” “may,” “plan,” “predict,” “propose,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. By their nature, forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results or future events to differ materially from those expressed or implied thereby. These include the risks detailed in our 2025 Annual Report filed on Form 20-F on March 24, 2026, as well as the integration of the Keystone Cement Company and a prolonged conflict in Iran negatively affecting infrastructure spending. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Titan America undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on any such forward-looking statements, which speak only as of the date of this release. The information contained in this release is subject to change without notice. No re-report or warranty, express or implied, is made as to the fairness, accuracy, reasonableness or completeness of the information contained herein and no reliance should be placed on it.

* The information herein regarding mineral assets available for future cement production capacity represent management’s current estimate based on information provided by the Keystone Cement Company, which has not been verified as a current estimate of mineral resources or mineral reserves. A qualified person, as defined in Regulation S-K 1300, has not done sufficient work to estimate mineral reserves or mineral resources, as set forth under Regulation S-K 1300. Therefore, Titan America is not treating the historical estimates prepared by the Keystone Cement Company as current mineral reserve and mineral resource estimates, and you are specifically cautioned that Titan America may not be able to report mineral reserves under Regulation S-K 1300.

Contact

Investor Relations
Email: ir@titanamerica.com
Phone: 757-901-4152
Website: https://ir.titanamerica.com